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                              June 1, 2022

       Edgard Maroun
       Chief Executive Officer
       Anghami Inc.
       16th Floor, Al-Khatem Tower, WeWork Hub71
       Abu Dhabi Global Market Square, Al Maryah Island
       Abu Dhabi, United Arab Emirates

                                                        Re: Anghami Inc
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 18, 2022
                                                            File No. 333-262719

       Dear Mr. Maroun:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 2. Please disclose on the cover page that any sales of the shares
being registered pursuant to this registration statement could have a significant negative
impact on the public trading price of Anghami   s ordinary shares.
                                                        Additionally, highlight
that even though the current trading price is significantly below the
                                                        SPAC IPO price, certain
of the selling securityholders acquired their shares at an even lower price and
therefore have an incentive to sell.
 Edgard Maroun
FirstName  LastNameEdgard Maroun
Anghami Inc.
Comapany
June 1, 2022NameAnghami Inc.
June 1,
Page 2 2022 Page 2
FirstName LastName
       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua
Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology